INVEST IN **STREET FOOD**

Connecting You To Your Local Street Vendors - Latino Founders!

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Street Food
Street Food

streetfoodweb.com San Jose CA

Software | Food | Technology | Minority Owned | Saas

LEAD INVESTOR



Mirella Maldonado

Street Food is opening up a platform for small business owners to increase their market reach. By creating accessible technology that will boost thousands of street food businesses visibility to new customers, we believe Street Food will be able to uplift and drive businesses back up. Street Food is advancing opportunities by providing an avenue for businesses who typically rely on word of mouth marketing to grow their businesses and profits exponentially with their unique platform and vendor/customer features. We believe Street Food is the future of street vendors, as this popular industry continues expanding its market size (over $1.2 billion).

Invested $1,000 this round

Highlights

1. 💰 The food truck industry is worth $1.2 billion dollars in the United States
2. 📈 Ranked number 57 in the world and number 8 in the US West for startups by Pioneer.
3. 📲 Activation rate was 100% for our beta during Spring 2021.
4. 🔨 Closed Beta Version 1 and improved UI/UX with new features based on the provided feedback.
5. ✍🏼 Formal patent research has been conducted.
6. 🤳 Obtained 217 organic followers on our Instagram page.

5. ✍🏼 Formal patent research has been conducted.
6. 🤳 Obtained 217 organic followers on our Instagram page.

7. 🇲🇽 Latino Founders.

Our Team



Andres Garcia Founder & Chief Executive Officer

Andres founded Street Food after graduating with a Bachelor's degree in finance in order to help street food vendors safely gain more exposure to potential customers.

We chose this idea because we are of Latino background, both having roots from Mexico. A lot of vendors in California are from a Latin country or have roots there, and we understand what it takes to make it in this country. This idea will help them, and many others, grow their business and potentially make them more

country. This idea will help them, and many others, grow their business and potentially make them more successful.



Vincent Arteaga Founder & Chief Technology Officer

Vincent has an intensive background in both computer information systems and finance thanks to his 9 years of combined education and experience.



Zain Zaidi Board of Directors / Technical Advisor

Zain is the Founder & Chief Executive Officer of TransCrypts, who is currently guiding Street Food in their early startup development phase and funding campaign.

Helping Vendors Get More Exposure In Their Local Neighborhoods!

Overview

Street Food is looking to close the gap between eager food lovers and amazing street food vendors who have taken part in our everyday lives. From hidden gems that only the locals know to mobile vendors that are always on the go, how can one easily find a vendor to satisfy their street food cravings?

Street Food is a software-as-a-service application that will allow vendors to show their profile and location to the rest of the app users. Consumers will be able to open up the app, see the vendors within a specific radius of their location, and be able to see where the street food vendors are with precision.

We are looking for funding in order to grow our team and be able to revamp our application in order to do a second beta test, and later, our official launch. Since the first phase, the UI/UX has been updated and modernized. The next step will be the development and implementation of the backend structure and the implementation of a marketing plan.


Street Food

Highlights and Traction

💰 The food truck industry is worth $1.2 billion dollars in the United States.

📈 Ranked number 57 in the world and number 8 in the US West for startups by Pioneer.

📲 Activation rate was 100% for our beta during Spring 2021.

🔨 Closed Beta Version 1 and improved UI/UX with new features based on the provided feedback.

✍️ Formal patent research has been conducted.

🤳 Obtained 217 organic followers on our Instagram page.

🇲🇽 Latino Founders.

Problem

Street food vendors have had a history of not being fully visible to the public, many relying on word of mouth and local marketing. Without a central platform for vendors to be found, many will go unnoticed, which can be devastating for these small, oftentimes, family owned businesses. For foodies who love to search for new options, it can be a chore if they don't know people who know about these food spots. For a $1.2 Billion industry, it is time for something to be done about helping these small businesses thrive while also helping customers explore their options.

Solution

This is where we come in. As mentioned before, Street Food is a software-as-a-service mobile application that will allow vendors to share their profile and location in real-time to nearby customers using the app. This application will have two sides to it: a vendor side and a customer side.



Welcome to Street Food
Sign up to start using the app
Merchant Sign Up
Customer Sign Up
Have an account? Login

Customers can find vendors using the app, which shows a map with icons indicating where the vendors are located (with menu and reviews). Here are some of the features that will be available for the customer side:

- Customers will have the ability to leave reviews based on a 5 star rating and/or leave a review in writing.
- Customers will be able to "like" a vendor, which will notify the customer when the vendor goes online. It will also show up in the customer's "like" list.
- On the customers map, they can filter to display the desired food type, like BBQ, Mexican, etc. It can also filter the food vendors by dietary preferences, like vegetarian, Halal, etc.
- A friends feature will be available! Customers will be able to search and add friends through usernames. Users can see a list of added friends and add/remove them. Users will also have a feed that shows their friends' likes and reviews of vendors.They can even message a specific person, inviting them to go eat at a vendor's establishment.



9:41
My Friends Search Feed
Maria just reviewed Wokabily
Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua. Ut enim ad minim veniam
Lucas just rated Nick's Sushi
9:41
Discover Nearby Vendors
5th Avenue, Naples
7th Ave
9:41
My Friends Search Feed
Nonkosi Joyi
Invite
Jacqueline Asong


Qiu just liked Burger Queen
Mahnaz just rated Burger Queen
5th Ave
Seattle Street
Invite Nonkosi Joyi to go eat with you at Burger Queen!
Send invite
Cancel

For Vendors: Vendors can log in and be seen on the customers map in real-time, which can help them potentially obtain more business. Here are some of the features that will be available for the vendor side:

- Vendors will have access to a switch in the map screen that will allow them to be online and offline, which will easily and quickly remove/add them to the map whenever they need to.
- Vendors will be able to show their full menu with prices and the dietary options that they offer.
- Street food vendors will have the option to easily switch between Vendor and Customer screens if they have accounts on both, which will help them whenever they are off work and are looking for food themselves!
- They will have access to a Panic Button, which is a safety feature that will help merchants contact 911 / local authorities and emergency contacts that they provide incase of violent altercations. It will also notify customers with the app within a 1 mile radius.


9:41
Profile
SOS
Edit details
Royal food
Naples
Dietary Preferences
Panic button
Make a call in case of an emergency.
This will also notify nearby vendors.
Call 911
Call Anne
Cancel
9:41
SOS
7th Ave
5th Ave
6th ST.
Seattle Street
Location
5th Avenue, Naples
9:41
Category
Wok
Pizza
Grill
Title
Chicken Nood
Price
$9.00
Save Changes

Revenue Model

We are a B2B company, obtaining our revenue by providing a service to vendors through the application. We are currently looking at a $19.99 monthly subscription cost for vendors once we are ready to officially launch.


Sign Up
Street food is a
$1.2 Billion
industry



$19.99 a Month

Monthly Price (Vendors)

Questions?

If you have any questions, please don't hesitate to reach out to the Street Food team! The email you can reach out to are andres.garcia@streetfoodweb.com (for Andres Garcia) and vincent.arteaga@streetfoodweb.com (for Vincent Arteaga). You can also visit our website **www.streetfoodweb.com** for more information.